Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Mohawk Industries, Inc.:
We consent to the incorporation by reference in the registration statement (No. 33-87998) on Form S-8 of Mohawk Industries, Inc. of our report dated June 27, 2008, with respect to the statements of net assets available for plan benefits of the Mohawk Carpet Corporation Retirement Savings Plan II as of December 31, 2007 and 2006, and the related statements of changes in net assets available for plan benefits for the years then ended and related supplemental schedules, which report appears in the Form 11-K of Mohawk Industries, Inc.
/s/ KPMG LLP

Atlanta, Georgia
June 27, 2008